Exhibit 10.1

January 15, 2013

Marc Rothman
7616 Top of the Morning Way
San Diego, CA 92127

Dear Marc,

VeriFone, Inc. (“VeriFone”) is pleased to offer you the exempt position of Executive Vice President and Chief Financial Officer reporting to Doug Bergeron, CEO with a projected start date of February 4, 2013. The offer set forth in this letter will expire if it has not been accepted by you on or before January 15, 2013. VeriFone may withdraw the offer set forth in this letter at any time prior to your acceptance for any reason. All figures herein are in USD.
You will be based in VeriFone's San Jose office with a starting annual salary of $450,000.00, paid semi-monthly on the 15th and last day of each month. You will also be eligible for a target bonus of $350,000.00 per annum based on personal performance goals and the achievement of certain company-wide corporate financial performance objectives, as set by the VeriFone Board of Directors, all per the terms of the VeriFone VIPOR bonus policy. The bonus target is prorated for any partial fiscal year and you will not be eligible for any bonus payment if you are not employed by VeriFone at the end of the relevant period for such bonus payment. Further VIPOR policy information will be separately provided.

In addition, you will receive (i) an initial restricted stock units (“RSU”) grant with an April 1, 2013 grant date value of $1 million; and (ii) a second grant of RSU's with a July 1, 2013 grant date value of $2 million. The actual number of RSUs will be confirmed on the grant date and will be calculated based on dividing the above grant date value by the per RSU award value applicable on the grant date (pursuant to VeriFone's standard award grant and valuation policies).  The equity grant will vest twenty-five percent (25%) one (1) year from grant date, with an additional six and one-quarter percent (6.25%) vesting quarterly until the entire award vests four (4) years after the grant date. The award will be subject to the terms and conditions of the applicable VeriFone stock plan and VeriFone RSU grant agreement under which the award is granted.

It is anticipated that you will be eligible for annual equity refresh awards in the range of $1 million to $1.5 million in value, and that fifty percent (50%) of any such annual grants will vest ratably over a four year period and the remaining fifty percent (50%) will be performance based, vesting in a one year period upon successful performance achievement. Any such equity awards are at the sole discretion of the Compensation Committee and the Board, and are not guaranteed in any manner.

While you are commuting from San Diego, VeriFone will reimburse for air expenses between San Diego and San Jose on a weekly basis with travel reservations made through our corporate provider. You will also be provided market-level expense reimbursement for a furnished one bedroom apartment located near VeriFone's San Jose office. Further relocation benefits will be reviewed following twelve months of successful service.

In addition to your salary, you and your qualified dependents will be eligible to receive customary employee benefits that VeriFone provides to employees in comparable positions as the position being offered to you. Most of these benefits take effect on your first day of employment with VeriFone. These comprehensive benefits include medical, dental, life, and disability plans. With a few restrictions and eligibility requirements, additional benefits include:

•	Paid Company Holidays

•	Paid Flexible Time Off (FTO): accrued incrementally on an annual basis

•	401(k) Retirement, Savings, and Investment Plan

•	Education Reimbursement Plan

VeriFone desires to attract and retain individuals who meet our high standards of performance and conduct. However, VeriFone cannot guarantee that you will be employed for any specific length of time. Your employment will be at will, and may be terminated at any time by either you or VeriFone. You and VeriFone further agree to the severance terms contained in Exhibit A. We will work closely with you to ensure that you understand our performance and productivity expectations. Please note that VeriFone may modify the terms, conditions, duties, compensation, and benefits associated with your employment at any time and in its sole discretion.

As a VeriFone employee, you will be expected to abide by VeriFone's policies and procedures which are posted on our internal company website. Acceptance of employment with VeriFone will indicate your agreement to be bound by all terms of VeriFone's policies and procedures. In the event of any dispute or claim relating to or arising out of this agreement, our employment relationship, or the termination of our employment relationship (including, but not limited to, any claims of wrongful termination or age, gender, disability, race, or other discrimination or harassment), you and VeriFone agree that all such disputes and claims shall be fully, finally, and exclusively resolved by binding arbitration conducted by the American Arbitration Association (“AAA”) in Santa Clara County, California. You and the VeriFone each expressly waive their respective rights to have such disputes tried by a court or jury. The arbitration will be conducted by a single arbitrator appointed by the AAA in accordance with the AAA's then-current rules for the resolution of employment disputes, which can be reviewed at www.adr.org.

In your work for VeriFone, you will be expected not to use or disclose any confidential information, including, but not limited to, trade secrets of any former employer or other person to whom you have an obligation of confidentiality. Rather, you will be expected to use only that information which is generally known and used by persons with training and experience comparable to your own, which is common knowledge in the industry, which is otherwise legally in the public domain, or which is otherwise provided or developed by VeriFone. You agree that you will not bring onto VeriFone's premises any unpublished documents or property belonging to any former employer or other person to whom you have an obligation of confidentiality. You represent that you have disclosed to VeriFone any contract you have signed that may restrict your activities on behalf of VeriFone.

As a condition of employment, you must also comply with the enclosed Patent and Confidential Information Agreement, which prohibits unauthorized use or disclosure of VeriFone proprietary information. Please sign and return this document along with the signed offer letter.

The offer set forth in this letter is contingent upon: (1) successful completion of a VeriFone mandatory background investigation, which includes a criminal history and identity check; and (2) your submission to VeriFone, within three (3) working days after your start date listed below (or other date on which your employment begins) of a correctly completed USCIS Form I-9 together with the required accompanying documents establishing your identity and employment authorization.

Please indicate your acknowledgement and acceptance of the offer set forth in this letter by signing, dating, and including your anticipated start date in the spaces below and returning a signed copy of this offer letter, together with a signed copy of the enclosed Patent and Confidential Information Agreement, to me no later than January 18, 2013.

Marc, we look forward to having you as a member of the VeriFone team and to developing a mutually beneficial working relationship. If you have any questions, please feel free to contact Doug Bergeron or me at 916.625.1830.

Sincerely,

/s/ Dawn LaPlante

Dawn LaPlante
VP, Human Resources
VeriFone, Inc.

Acknowledged and Accepted by:

/s/ Marc Rothman	1/15/2013	2/4/2013
Marc Rothman	Date	Start Date

Exhibit A - Severance Terms

1. Payments upon termination of employment:

(a)	Severance. If your employment is terminated by VeriFone other than for Cause or by you for Good Reason, then
VeriFone shall pay to you:

     (i) Earned Payments. (A) Within ten (10) days following the date of termination a lump-sum cash amount equal to the sum of your base salary through the date of termination, any bonus amounts which have become payable, to the extent not theretofore paid or deferred, and any accrued vacation pay, (B) any compensation previously deferred by you other than pursuant to a tax-qualified plan (together with any interest and earnings thereon) in accordance with the terms of the plan and (C) any amounts due under any plan or program in accordance with their terms; plus

     (ii) Severance Payments. Within ten (10) days following the date of termination, a lump-sum cash amount equal to your annual base salary during the 6-month period immediately prior to your date of termination (i.e. 6 months at your base salary rate).

(b) Benefits. If your employment is terminated by VeriFone other than for Cause or by you for Good Reason, then VeriFone shall (i) for a period of the earlier of six (6) months and such time as you are eligible for similar coverage following your date of termination from a future employer, provide you (and your dependents, if applicable) the same level of medical and dental coverage on the same after-tax basis as if you continued to participate in the VeriFone plans, with the amounts of the premiums therefor being treated as taxable income to you and (ii) provide you for such six (6) months with accident, disability and life insurance benefits, in each case upon substantially the same terms and conditions (including contributions required by you for such benefits) as existed immediately prior to your date of termination.
“Cause” means (i) conviction of a felony or any crime or offense lesser than a felony involving dishonesty, disloyalty or fraud with respect to VeriFone or any related entity or any of their respective properties or assets; or (ii) gross negligence or willful misconduct that has caused demonstrable and serious injury to VeriFone or a related entity, monetary or otherwise; or (iii) willful refusal to perform or substantial disregard of duties properly assigned, as determined by VeriFone or a related entity, as the case may be; or (iv) breach of duty of loyalty to VeriFone or a related entity or any act of fraud or dishonesty with respect to VeriFone or a related entity; or (v) your disqualification or bar by any governmental or self‑regulatory authority from serving as an officer of VeriFone or any related entity or in any of the capacities contemplated by this offer letter.

“Good Reason” means (i) any action by VeriFone which results in a material reduction in your title, status, authority or responsibility as Chief Financial Officer of VeriFone; or (ii) a reduction in your annual base salary, in each case without your prior written consent; provided, that in order to constitute a resignation with Good Reason, you must give notice within thirty (30) days of the occurrence of an event which constitutes Good Reason and if such event is not cured by VeriFone as provided in the next Sentence, you actually resign employment for Good Reason as of the end of such cure period. Notwithstanding the foregoing, any action taken in good faith and which is remedied by VeriFone within thirty (30) days after receipt of notice thereof given by you shall not constitute Good Reason.

2. Limitation on Payments by VeriFone:

(a) Notwithstanding anything herein to the contrary, in the event it shall be determined that (i) any payment, award, benefit or distribution (or any acceleration of any payment, award, benefit or distribution) by VeriFone (or any of its affiliated entities) or any entity (or any of its affiliated entities) which effectuates a Change in Control (as such term is defined in your award agreement) to or for your benefit (whether pursuant to the terms herein or otherwise) (the “Payments”) would be subject to the excise tax (the “Excise Tax”) under Section 4999 of the Internal Revenue Code of 1986, as amended (the “Code”), and (ii) the reduction of the amounts payable you hereunder to the maximum amount that could be paid you without giving rise to the Excise Tax (the “Safe Harbor Cap”) would provide you with a greater after tax amount than if such amounts were not reduced, then the amounts payable to you hereunder shall be reduced to the Safe Harbor Cap. The reduction of the amounts payable hereunder, if applicable, shall be made by reducing first the payments under the severance payments specified under 1(a)(ii) and 1(b)(i), second by reducing benefits under 1(b)(ii), third any full value shares based on the last vesting first and fourth any equity to which Treasury Reg. 1.280G Q&A 24(c) applies based on the last vesting first, unless an alternative method of reduction is permitted to be elected under Code Section 280G and is so elected by you. If the reduction of the amounts payable hereunder would not result in a greater after tax result to you, no amounts payable hereunder shall be reduced pursuant to this provision.

(b) All determinations required to be made under this Section 2 shall be made by a public accounting firm that is retained by VeriFone (the “Accounting Firm”) which shall provide detailed supporting calculations both to VeriFone and you within fifteen (15) business days of the receipt of notice from VeriFone or you that a payment is to be made hereunder. Notwithstanding the foregoing, in the event (i) the Board shall determine prior to the Change in Control that the Accounting Firm is precluded from performing such services under applicable auditor independence rules or (ii) the Audit Committee of the Board determines that it does not want the Accounting Firm to perform such services because of auditor independence concerns or (iii) the Accounting Firm is serving as accountant or auditor for the individual, entity or group effecting the Change in Control, the Board shall appoint another nationally recognized public accounting firm to make the determinations required hereunder (which accounting firm shall then be referred to as the Accounting Firm hereunder). All fees, costs and expenses (including, but not limited to, the costs of retaining experts) of the Accounting Firm shall be borne by VeriFone. The determination by the Accounting Firm shall be binding upon VeriFone and you (except as provided in paragraph (c) below).

 3. To the extent (A) any payments or benefits to which you become entitled under this letter agreement, or under any agreement or plan referenced herein, in connection with your termination of employment with the VeriFone constitute deferred compensation subject to Section 409A of the Internal Revenue Code of 1986, as amended (the “Code”) and (B) you are deemed at the time of such termination of employment to be a “specified employee” under Section 409A of the Code, then such payments shall not be made or commence until the earlier of (i) the date that is immediately following the expiration of the six (6)-month period measured from the date of your “separation from service” (as such term is at the time defined in Treasury Regulations under Section 409A of the Code) from the VeriFone; or (ii) the date of your death following such separation from service. Upon the expiration of the applicable deferral period, any payments which would have otherwise been made during that period (whether in a single sum or in installments) in the absence of this paragraph shall be paid to you or your beneficiary in one lump sum (without interest). Any termination of your employment that would result in your receipt of deferred compensation under Section 409A of the Code must also constitute a “separation from service” (as such term is defined in Treasury Regulation Section 1.409A-1). The determination of whether you have incurred a “separation from service” shall not cause any forfeiture of deferred compensation subject to Section 409A of the Code on your part, but shall only act, if applicable, as a delay in your receipt of deferred compensation until such time as you incur a “separation from service.” It is intended that each installment of any payments provided hereunder constitute separate “payments” for purposes of Treasury Regulation Section 1.409A-2(b)(2)(i). It is further intended that payments hereunder satisfy, to the greatest extent possible, the exemption from the application of Section 409A of the Code (and any state law of similar effect) provided under Treasury Regulation Section 1.409A-1(b)(4) (as a “short-term deferral”). To the extent that any provision of this letter agreement is ambiguous as to its compliance with Section 409A of the Code, the provision will be read in such a manner so that all payments hereunder are either exempt from or comply with Section 409A of the Code. Except as otherwise expressly provided herein, to the extent any expense reimbursement or the provision of any in-kind benefit under this letter agreement is determined to be subject to Section 409A of the Code, the amount of any such expenses eligible for reimbursement, or the provision of any in-kind benefit, in one calendar year shall not affect the expenses eligible for reimbursement in any other taxable year (except for any lifetime or other aggregate limitation applicable to medical expenses), in no event shall any expenses be reimbursed after the last day of the calendar year following the calendar year in which you incurred such expenses, and in no event shall any right to reimbursement or the provision of any in-kind benefit be subject to liquidation or exchange for another benefit.